May 3, 2017

Ms. Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Sotheby’s
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 27, 2017
File No. 001-09750

Dear Ms. Collins:

On behalf of Sotheby's, I am responding to your comment letter dated April 19, 2017. For your ease of reference, we have included your original comments below and have provided our responses thereafter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2016 and 2015

Agency Segment, page 26

1.
Your disclosure and discussion of Agency segment profit and SFS gross profit appear to be segment profit measures as contemplated in ASC 280. Please revise Note 2 to disclose segment gross profit. Refer to ASC 280-10-50-22. Alternatively, if segment gross profit is not a segment measure presented in conformity with ASC 280, please tell us how your current disclosures comply with Item 10(e)(1) of Regulation S-K and Questions 100.01, 102.10 and 104.03 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

In consideration of the Staff’s comment, we would like to clarify that Agency segment gross profit and SFS gross profit, as presented in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), were not intended to be segment profit measures in accordance with ASC 280. Instead, our presentation of Agency segment gross profit and SFS gross profit in MD&A was intended to focus users of our financial statements on the components of segment income before taxes (which is our segment profit measure under ASC 280) that are meaningful in driving the period-to-period comparisons of the results of our segments (i.e., revenues and direct costs). A substantial portion of our indirect expenses (e.g., salaries and related costs and general and administrative expenses) relate to the Agency segment and are discussed in detail, on a consolidated basis, within MD&A.

Division of Corporation Finance
United States Securities and Exchange Commission
May 3, 2017

In consideration of the Staff’s comment, and in order to improve consistency between MD&A and the segment reporting footnote in our Consolidated Financial Statements, in future filings, we will no longer present segment gross profit in MD&A. Instead, we will present our ASC 280 profitability measure, income before taxes, for each of the Agency and SFS segments, for all periods presented, and address revenues and direct costs, as needed, in discussing fluctuations in segment income before taxes.

Non-GAAP Financial Measures, page 51

2.
Please explain your basis for excluding cost of finance revenues from Adjusted EBITDA considering that these costs are a direct cost of revenue. To the extent that you continue to exclude these costs, please revise your presentation to also exclude finance revenues. Alternatively, please revise to remove the cost of finance revenue adjustment.

Sotheby’s is not primarily a financing business and our calculation of EBITDA reflected the literal definition of the measure with all components of our interest expense, including the cost of finance revenues, being added back to net income. Cost of finance revenues includes interest expense, commitment fees, and the amortization of amendment and arrangement fees related to the revolving credit facility borrowings that are used to fund client loans. However, upon further reflection, and in consideration of the Staff’s comment, in all future filings in which EBITDA and Adjusted EBITDA are presented, we will remove the cost of finance revenue adjustment.

Consolidated Financial Statements

Consolidated Income Statements, page 62

3.
Please explain how your presentation of “salaries and related” expenses complies with Rule 5-03 of Regulation S-X. In this regard, explain why these expenses are not allocated to one of your cost of revenue line items, marketing or general and administrative expenses.

We believe that our presentation of “salaries and related” expenses complies with Rule 5-03 of Regulation S-X. We respectfully wish to provide the Staff with some background on the unique nature of our business and the type of services our employees perform.

Sotheby’s is predominantly an agency business through which we accept property on consignment, stimulate buyer interest through professional marketing techniques, and match sellers (also known as consignors) to buyers through the auction or private sale process. The ability to source high quality and valuable property for consignment is highly dependent on the relationships our employees have with our clients, which sometimes span generations. As these relationships develop over time, our employees provide clients with strategic guidance on collection identity, development and acquisition, and then help them navigate the financial, logistical and personal considerations involved with deciding to sell their valued artworks. In addition to these client relationship activities, the same group of employees spends their time across different facets of our business including various selling, management, and administrative duties. As a result, many of our employees spend time on different aspects of our business, and the amounts of time they spend on each area can vary from week-to-week.

Division of Corporation Finance
United States Securities and Exchange Commission
May 3, 2017

Employee compensation (i.e., salaries and related costs) is our most substantial operating expense. Due to the nature of our business and the services performed by our employees, as described above, salaries and related costs are not allocated to our cost of revenue line items, marketing or selling, or general and administrative expenses. We believe that presenting salaries and related costs as a separate line item in our Consolidated Income Statements is the most meaningful presentation for users of our financial statements.

Note 2 - Segment Reporting, page 73

4.
Your disclosure indicates that the Cost of Finance Revenues includes interest expense. As the cost of finance revenues appears to be included in the measure of segment profitability for your SFS segment, please disclose interest expense separately for this segment. Refer to ASC 280-10-50-22(c).

In consideration of the Staff’s comment and the guidance in ASC 280-10-50-22(c), in future filings beginning with our Form 10-K for the fiscal year ended December 31, 2017, we will disclose interest expense separately for the SFS segment.

* * *

We have attempted to respond fully to all of the Staff's comments, and where indicated above, will be in incorporating disclosure into future filings with the Commission. For any further questions, please do not hesitate to contact me at 212-606-7345.

Sincerely,

/s/ Michael Goss

Michael Goss
Executive Vice President and Chief Financial Officer

cc:    Sotheby's Audit Committee
Thomas S. Smith, President and Chief Executive Officer, Sotheby's
Jonathan A. Olsoff, Executive Vice President, Worldwide General Counsel, Sotheby's
David G. Schwartz, Senior Vice President, Chief Securities Counsel and Corporate Secretary, Sotheby's
Kevin M. Delaney, Senior Vice President, Controller and Chief Accounting Officer, Sotheby's
John Karen, Partner, Deloitte & Touche LLP
Richard Paul, Partner, Deloitte & Touche LLP